November 4, 1996

Mr. Steven F. Goldstone
Chairman, Chief Executive Officer and President
RJR NABISCO HOLDINGS CORP.
1301 Avenue of the Americas
New York, NY.

Dear Steven:

You stated on October 9th to USA TODAY, "We still don't believe the timing is right for a Nabisco spin off." When will the timing be right? You argued in the recent proxy fight that the tobacco industry would win a solid string of victories after which a spin-off would take place. You also stated that you were going to make many needed changes at the company which would enhance shareholder value. Since these promises, the industry lost the Carter case in Florida, RJR has constantly lost market share to Philip Morris and RJR stock has decreased by over 20 percent.

Something must be done! For starters, Nabisco must be spun off immediately. The company insists on delaying the spin-off, stating that a spin-off done at this time will be enjoined. However, this excuse is completely without merit. It is doubtful the plaintiffs will even move for an injunction; and, if they do, there is very little chance that they should win.<F1> As you have stated in your public filings, even you believe "that the ultimate outcome of all pending litigation matters should not have a material adverse effect on the financial position of either RJRN Holdings or RJRN." The public filings do not even say that it would have a material adverse affect on RJR Tobacco. Therefore, plaintiffs should not be able to prove an essential element of an injunction claim, i.e., irreparable harm.

You stated recently in the NEW YORK TIMES "With or without Mr. Icahn, I still believe a spin-off is the right thing for

____________
[FN]
<F1> As you know, we have done a great deal of research on
this point which had led us to this conclusion. We thank you for your letter accepting our offer to share it with you. We intend to do so in the next two weeks and hope it will convince you to do the spin off now.

the company at the right time." I submit to you that the right time is now. The shareholders have told you in a precatory resolution that they want a spin-off immediately.

You have stated in your disclosure that shareholders are aware of all pertinent information concerning the spin-off and any risks inherent in effectuating one. Aware of the "so-called" risks, over 50% of the shareholders instructed you to spin-off Nabisco immediately. You have treated shareholders as kindergarten children incapable of making decisions for ourselves. It is incumbent upon your board to remember that they are employed by the shareholders and must respect their wishes on a matter of this magnitude. If they do not, it is not only insulting to the concept of corporate democracy but is also irresponsible, since it is so patently obvious that a spin-off should be done now.

I can think of no reason for the board not doing the spin-off immediately, other than its concern for some distant chance of personal liability. If this is the reason, which I believe it is, the board is not only acting improperly, but in an unconscionable manner and in violation of its fiduciary duty. The board members should not put their personal interests ahead of the company. If your board members will not, because of their own self-interest, do what your shareholders wish and what is in the best interests of the company, then they should step aside for a slate willing to do so.

Additionally, as your largest single shareholder, I am very concerned about the way the company is being managed. Not only has Reynolds Tobacco recently lost its most competent top executive, but, more importantly, it continues to lose market share to Phillip Morris. Phillip Morris' tobacco profit operating margins are an astounding 30% higher than RJR's.

To rectify the problems discussed above, I contacted Tom Rattigan several weeks ago. Tom Rattigan was the Chief Executive Officer of PepsiCo Bottling International, with a distinguished track record for turning around consumer products companies. "As President, he stopped losses and 'got the company back on track within a year,'said D. Wayne Calloway, chief executive officer of PepsiCo." "He's smart, he's a good strategist, he's a workaholic and he can make the decisions that need to be made" said Calloway.<F2> After leaving PepsiCo, he went to Commodore International, a failing computer company which he turned around as CEO. At Commodore, he "went to work with his characteristic drive and thoroughness, tackling simultaneously the triple problems of high costs, low sales and poor management controls."<F3> After his success at Commodore, Rattigan became CEO of bankrupt G. Heileman

____________
[FN]
<F2> Philadelphia Inquirer dated August 25, 1987.

<F3> Philadelphia Inquirer dated August 25, 1987.

Brewing Company, which he turned around in several years, making hundreds of millions of dollars for its previously defunct equity holders. Marshall Smith, whom Rattigan succeeded as Chief executive of Commodore, said of Tom Rattigan that "he's widely regarded as one of the ablest top executives to have arisen in the consumer product sector since the mid-70's." Former PepsiCo, Inc. president Andrall Pearson said, "he's a man of action who gets things done, one of the best combinations of a thinker and a doer."<F4> As your largest single shareholder, I believe that RJR needs a chief executive officer of the caliber and with the experience and ability of Tom Rattigan. To this end, Tom Rattigan has agreed to head a slate of nominees whose platform will advocate:

      a) a prompt Nabisco spin-off;

      b) working toward a global settlement of tobacco litigation claims. I believe we all would like to have a global settlement. This slate will be much better able to negotiate a global settlement than the current board which has targeted and promoted teenage smoking even more than the competition. These actions and the ire they have caused will make it very difficult for the current board to negotiate a global settlement in the future;

      c) raising the annual dividend to $2.00 and maintaining it even after Nabisco is spun off.

In addition to the above, Tom Rattigan as Chief Executive Officer, would use his considerable talents to "clean up" Reynolds Tobacco and thereby narrow the profit margin gap between it and Phillip Morris, as well as improve its lagging revenues, operating income and market share. Tom will also determine if 25% of shareholders wish to call a special meeting. If this is the case, shareholders will not have to wait until April to elect a new board which will effectuate the spin-off.

It is important to note that, although I will pay the expense of the proxy fight, I will receive no benefit from it other than the one accruing to every other shareholder, namely seeing the value of my shareholdings increase. In order to prevent you from obfuscating the real issues with ad hominem attacks (as you did in the last proxy fight), I will not be on the board and I pledge not to enter into any agreements, mergers, or understandings of any kind with RJRN Holdings when and if the new slate takes control. Additionally, I want you to know that I have no contracts,


____________
[FN]
<F4> Press Release dated April 8, 1995 from Geltzer &
Company.

agreements or understandings with any members of the slate of any kind whatsoever.<F5> None of these members are in my employ or get fees from me.<F6> The individuals on the slate are all highly respected and highly successful individuals and will all contribute to the success of Reynolds. They include an ex-deputy mayor of the City of New
York, the former Chief Investment Officer of CALPERS, the current Executive Director of the National Conference of Public
Employee Retirement Systems, an international business consultant who was a former senior executive and director of CPC International, a prominent educator who is a senior fellow at the Manhattan Institute Center for Educational Innovations, a general partner of Conistan Global Partners, the former president of Crane Co. and two prominent attorneys. They are all completely independent.

Steve, to avoid a proxy fight, which I know we should all like to avoid, I respectfully ask that you and the Board act swiftly to do what shareholders wish and spin-off Nabisco immediately. Additionally, I would ask that you bring in someone of Tom Rattigan's caliber as Chief Executive
Officer. I am certain such an undertaking would bring back RJR's market share, as well as narrow the significant tobacco profit margin gap with Phillip Morris. In the alternative, I ask that you not stand in the way of a special meeting being called immediately if 25% of shareholders wish to call it.


                          Sincerely,

                          /s/ Carl C. Icahn

                          Carl C. Icahn

____________
[FN]
<F5> (except for the agreements with the nominees to serve
on the slate, which agreements are being filed with our 13D)

<F6> Jack Wasserman does serve as an independent director of two companies which I control.